

July 3, 2007

Julie Green, Esq.
Salem & Green,
A Professional Corporation
1601 Sacramento, CA 95815

Re: JCM Partners, LLC
        SC 13E-3 filed May 30, 2007
        File No. 5-81907

        PRE 14A filed May 30, 2007
        File No. 0-15708

Dear Ms. Green:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A

1.   Rule 14a-4(a)(3) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, available on our Web site at www.sec.gov. Revise the form of proxy and your document to unbundle the first two proposals so that you address each matter separately. If the success of a proposal is contingent on the success of another proposal, so indicate.

July 3, 2007

2.   Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

3.   Provide an opinion of counsel that subsequent to the proposed changes the different series will represent different classes of units.

4.   Please clarify which class will be deemed the registered class of securities on a going forward basis.

Summary Term Sheet, page 1

5.   Substantially revise your summary term sheet to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet. The summary should not verbatim recitations of the more detailed information appearing elsewhere in your document. Rather, the summary term sheet is intended to serve as an overview of all material matters that are presented in the accompanying documents provided to security holders. Refer to Instruction 1 to Item 1001 of Regulation M-A.   We will perform no additional review of this section at this time.

Special Factors, page 10

6.   Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management relating to the background of the transaction and alternatives considered by the company. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions.

7.   Disclose the two possible "reclassification options" discussed in the October 16, 2006 meeting. In addition, we note in your discussion of the alternatives considered that several options were considered. Your disclosure of the October 16, 2006 meeting makes it appear as if only two options were considered please advise.

8.   Please provide expand your disclosure to explain the method for choosing the call price in substantially greater detail. In that regard, please disclose the appraisal formula, how the appraisal was conducted, and how the 7% increase was calculated. If the appraisal was conducted by a third party, please identify the party, provide the information required by Item 1015 of Regulation M-A and file the any reports as exhibits pursuant to Item 1016 of Regulation M-A.

July 3, 2007

JCM Partners' Position as to the Fairness of this Rule 13e-3 Transaction, page 20

9.   Please revise each factor you identify in this section to clarify how it impacted the fairness determination with respect to unaffiliated holders of each class including those being cashed out and those remaining with the company.

10.   Please explain why you believe that the amendments to the CODS will affect all members equally, regardless of the size of their holdings. Smaller holders are being cashed out.

11.   Please explain why the transaction being effected in accordance with all requirements of Delaware law is a factor in favor of fairness as conducting a legal transaction would appear to be the bare minimum required of the company.

12.   We note that the board did not believe that board members would receive any special treatment. Please clarify whether any board members will be cashed out. If they are not among the class of shareholders being cashed out that it appears that they are receiving different treatment than the three classes of investors who will be cashed out.

13.   We note that you did not consider any of the Instruction 2 to Item 1014 of Regulation M-A factors. Please expand your disclosure to discuss in detail why the board deemed the transaction fair to unaffiliated holders being cashed out in the absence of those analyses. In that regard, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail, including quantification where appropriate.

14.   Refer to the disclosure beginning in the fourth full paragraph on page 25. It is unclear why this discussion in not addressed in your substantive fairness section. Please advise.

15.   Refer to the disclosure beginning in the fifth full paragraph on page 25. Please expand your disclosure to explain the differences between the securities and how such differences impacted the fairness determinations.

Material Federal Income Tax Consequences of the Reclassification, page 31

16.   Please revise the first sentence to clarify that you are discussing the material tax consequences and not a "summary of certain" consequences.

17.   Delete the fourth paragraph. Investors are entitled to rely upon your disclosure

18.   Delete the word "Need" from the Section 3.6.4.2 subheading. Investors are entitled to rely on your disclosure. In addition, please delete the reference to the 2006 10-K and include any material disclosure in this document.

July 3, 2007

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3345 if you have questions or comments..

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions